SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                SCHEDULE 14D-9/A
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:
      ARTHUR C. DELIBERT, ESQ.                    LAWRENCE LEDERMAN, ESQ.
     KIRKPATRICK & LOCKHART LLP             MILBANK, TWEED, HADLEY & MCCLOY LLP
   1800 MASSACHUSETTS AVENUE, NW                 ONE CHASE MANHATTAN PLAZA
        WASHINGTON, DC 20036                        NEW YORK, NY 10005
     TELEPHONE: (202) 778-9042                   TELEPHONE: (212) 530-5732

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Item 7(a) is hereby amended by adding at the end thereof the following paragraph:

      "On October 1, 2004, the Fund commenced a self tender offer for 943,704 shares of Common Stock at a price of $20.00 net per share by filing a Schedule TO (the "SCHEDULE TO") with the SEC, which includes the Offer to Purchase, related Letter of Transmittal and other self tender offer documents. The Schedule TO is filed as Exhibit (a)(9) hereto and incorporated herein by reference."

ITEM 9.  EXHIBITS.

      Item 9 is hereby amended to add the following exhibits.


    EXHIBIT NO.                                        DOCUMENT
--------------------------------------------------------------------------------
      (a)(9)    Schedule TO filed by the Fund with the SEC on October 1, 2004

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


                             By:  /s/ Robert Conti
                                --------------------------------------
                             Name:          Robert Conti
                             Title:         Vice President

                                  EXHIBIT INDEX


    EXHIBIT NO.                                        DOCUMENT
--------------------------------------------------------------------------------

      (a)(1)    Press Release issued by the Fund on September 23, 2004 *

      (a)(2)    Letter  dated   September   14,  2004  from  counsel  for  the
                Independent Fund Directors to Mr. Horejsi *

      (a)(3)    Letter dated September 16, 2004 from the Trusts to the Fund *

      (a)(4) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004 *

      (a)(5) Rights Agreement between the Fund and the Rights Agent dated September 23, 2004 *

      (a)(6)    Copy of Complaint filed September 23, 2004 *

      (a)(7)    Letter dated  September 23, 2004 from the Fund to Stockholders *

      (a)(8)    Corrected Press Release issued by the Fund on September 23, 2004
                **

      (a)(9)    Schedule TO filed by the Fund with the SEC on October 1, 2004

      (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders *

      (e)(2) Management Agreement between the Fund and NB Management dated November 3, 2003 *

      (e)(3) Administration Agreement between the Fund and NB Management dated November 3, 2003 *

      (e)(4) Sub-Advisory Agreement between the Fund and NB Management dated November 3, 2003 *

      (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (Incorporated by reference to the Fund's Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003)

* Previously filed as an exhibit to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004.
** Previously filed as an exhibit to Amendment No. 1 the Schedule 14D-9/A filed by the Fund with the SEC on September 23, 2004.